

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 27, 2016

Marc E. Litz
Chief Financial Officer
Lionbridge Technologies, Inc.
1050 Winter Street
Waltham, MA 02451

> **Re:** **Lionbridge Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 4, 2016**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2016**
> **Filed May 10, 2016**
> **File No. 000-26933**

Dear Mr. Litz:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. You indicate on pages 8 and 34 of the 10-K that Microsoft accounted for 15% of your total 2015 revenue. In a publicly available letter to the staff dated October 15, 2014, Microsoft referred to its customers in Sudan and Syria.

   Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, partners, customers or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition and Liquidity

Cash Flows from Operating Activities, page 43

3. We note from your February 11, 2016 earnings call that your days' sales outstanding increased approximately six days from the prior year and that you are seeing "larger clients imposing slightly longer credit terms." To the extent that significant changes in credit terms, the terms of your sales arrangements, and/or customer composition are materially impacting your days' sales outstanding, liquidity and/or accounts receivable balances, please identify and disclose such trends within MD&A.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 47

4. We note your disclosure that "net inter-company balances denominated in currencies other than the functional currency of the respective entity were approximately $69.2 million and $46.8 million as of December 31, 2015 and 2014, respectively." Please tell us how you account for foreign currency gains and losses associated with these inter-company transactions. See ASC 830-20-35-1 through -4.

Item 15. Exhibits, Financial Statement Schedules

Report of Independent Registered Public Accounting Firm, page 53

5. Although your disclosures on page 50 indicate that you excluded the CLS and Geotext acquisitions from management's assessment of internal control over financial reporting, your auditor states that only CLS was excluded from the assessment. Please reconcile these statements.

Form 10-Q for the Fiscal Quarter Ended March 31, 2016

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Segment Results

Cost of Revenue and Gross Margin, page 27

6. We note that your gross margin for both GLC and GES decreased from the prior comparable period and you partially attributed the decline to an "unfavorable work mix." As this statement is not overly informative or descriptive, please revise your disclosures to better explain the underlying factors that contributed to this decrease as well as any related known trends. Your disclosures should enable investors to see the company through the eyes of management. Refer to Item 303(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andrew Blume, Staff Accountant at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products